Via Facsimile and U.S. Mail
Mail Stop 6010

										December 12,
2005

Antoine A. Noujaim
Chairman, Chief Executive Officer and Director
ViRexx Medical Corp.
8223 Roper Road
Edmonton, Alberta T6E 6S4
Canada

Re:	ViRexx Medical Corp.
	Registration Statement on Form 20-F
	Amendment #1
      Filed November 28, 2005
	File No. 1-32608

Dear Mr. Noujaim:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General
1. We note our prior Comment 3 and reissue it. In light of the fact that none of your product candidates have received regulatory approval, you should not call them products, but rather refer to them as "potential products" or "product candidates" throughout the filing. There are several places in the filing where you failed to make this change. Please revise.

Forward Looking Information, page 5

2. We note our prior Comment 3 and your response.  Section 21E of the
Exchange Act states that the safe harbor for forward-looking statements does not apply to non-reporting companies or companies
which issue penny stock.   Therefore, you cannot avail yourself of
the protections of Section 27A of the Securities Act of 1933 or
Section 21E of the Securities Exchange Act of 1934. As such, please revise this section to delete your references to that Act or state that the safe harbor does not apply to your forward-looking statements.

Risk Factors, page 12

General

3. Please delete the third sentence of the introductory paragraph which refers to unknown and immaterial risks.

4. The last sentence of the introductory paragraph in which you state that failing to meet the public market`s expectations could cause your stock to decline should be a separate risk factor, and you should explain what expectations you are referring to or alternatively, delete the sentence.

5. We note our former comment 12 and your response. We note that you have amended the risk factors to add subheadings, lists and too much detail regarding your business, patents, etc. Please amend the risk factors to provide and describe briefly meaningful examples of the risks you describe. The detailed disclosure you provide that does not articulate or help investors understand the risks should be disclosed in the Business or other appropriate sections of the document. For instance, your intellectual property risk factor, which goes on for pages and contains numerous subheadings which do not describe risks is not appropriate for the risk factor s section.

It is possible that our..., page 27

6. We note our prior Comment 15 and your response. Please expand this risk factor to explain the risks regarding the undesirable effects of Chimigen(tm) and T-ACT(tm).

Patents, page 26

7. The disclosure you added to this section in response to our former
Comment 25 in which we asked you to provide a detailed discussion that provides the material rights of you and the other party and the obligations and conditions necessary for you to maintain your license and corresponding use of the patent(s), should be in the Business section, not the risk factors. Please revise.

B. Business

8. We note our prior Comment 43 and your response. Please provide meaningful disclosure regarding the terms and commitments underlying your material contracts. Currently, you have merely copied the language from the contracts into the filing. Please revise all of this disclosure to articulate to investors plainly what the material terms and commitments are. We expect substantial revision in connection with this comment.

Management`s Discussion and Analysis, page 40

9. Please ensure that you have discussed the financial condition and results of operations for all of the historical periods covered by the financial statements. Such periods should include the comparative periods between 2003 and 2002. Refer to Item 5 of Form
20-F.

Note 6.  Acquired Intellectual Property, page F-13

10. Disclose the aggregate amount of milestone payments that are included in each of the agreements and the nature of events that would trigger these payments. Your disclosure should not be limited to those that you expect to make in the two years following the financial statements and these potential obligations should be discussed within your contractual obligations disclosure under the Management`s Discussion and Analysis.

Exhibit Item 17.  Consent of Independent Auditors

11. We did not note a currently dated and signed consent from your independent accountant. Please provide one in your amendment.

*	*	*

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Keira Ino at (202) 551-3659 or Jim Atkinson at
(202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Reedich at (202) 551-3612 or me at (202) 551-3715 with any other questions.


								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Joseph P. Galda, Esq.
	Corsair Advisors, Inc.
	497 Delaware Avenue
	Buffalo, New York 14202



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